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                             December 21, 2020

       Jason Meggs
       Chief Financial Officer
       Syneos Health, Inc.
       1030 Sync Street
       North Carolina 27560-5468

                                                        Re: Syneos Health, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            Form 8-K Furnished
October 29, 2020
                                                            File No. 001-36730

       Dear Mr. Meggs:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 1. Basis of Presentation and Summary of Significant Accounting Policies
       Cash and Cash Equivalents, page 91

   1. We note that certain of your subsidiaries participate in a notional cash pooling arrangement to manage
global liquidity requirements. The parties to the arrangement combine their cash
balances in pooling accounts with the ability to offset bank overdrafts of one subsidiary
against positive cash account balances maintained in another
                                                        subsidiary   s bank
account at the same financial institution. Please tell us whether you intend to and have set
off such amounts with the counterparty. Refer to ASC 210-20-45-1 to 5.
 Jason Meggs
FirstName LastNameJason   Meggs
Syneos Health, Inc.
Comapany21,
December  NameSyneos
              2020     Health, Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
Revenue Recognition, page 96

2. We note the majority of your Clinical Solutions segment revenue is for service offerings that range in duration from a few months to several years and typically represent a single performance obligation. Revenue is recognized over time using costs incurred to date
         relative to total estimated costs to complete (   cost-to-cost measure
of progress   ). We also
         note the estimate of total revenue and costs to completion requires significant judgment.
         Contract estimates are based on various assumptions to project future outcomes of events that often span several years, as well on evaluations and updates made on an ongoing basis. These estimates are reviewed periodically and any adjustments are recognized on a cumulative catch up basis in the period they become known. Updates and adjustments to estimates are likely to result in variability in revenue recognized from period to period and may cause unexpected variability in our operating results.

         Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.
12. Revenue from Contracts with Customers, page 128

3. Please tell us your consideration of providing disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note from your disclosures on page 9 to 15 and page 60 that you provide multiple service offerings.
Exhibits

4. We note that Article XI, Section 11.1 of your Amended and Restated Certificate of
         Incorporation provides that the Court of Chancery of the State of Delaware is the sole and
         exclusive forum for    any derivative action or proceeding brought on
behalf of the
         Corporation.    In future filings, please clearly describe the
provision in your disclosure,
         including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. We also note that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to
 Jason Meggs
Syneos Health, Inc.
December 21, 2020
Page 3
         enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Form 8-K Furnished October 29, 2020

Exhibit 99.1
Highlights, page 1

5. We note the following in regards to your presentation of non-GAAP financial measures in the "Highlights" section of your earnings release:

                Discussion is provided regarding Q3 growth of your "Adjusted diluted earnings per share" and "Adjusted EBITDA" measures without providing similar discussion for the comparable GAAP measure;
                Presentation is provided of your "Adjusted EBITDA margin" without providing similar presentation of the comparable GAAP measure;
                In the second to last bullet point, you highlight your "adjusted EBITDA" and
              "adjusted diluted earnings per share" guidance without providing comparable GAAP guidance.

         When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI s").

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameJason Meggs                                   Sincerely,
Comapany NameSyneos Health, Inc.
                                                                Division of
Corporation Finance
December 21, 2020 Page 3                                        Office of Trade
& Services
FirstName LastName